UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Silver Bay Realty Trust Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82735Q102
(CUSIP Number)

Irvin R. Kessler c/o Deephaven, Inc. 6210 E. Indian Bend Rd, Paradise Valley, AZ 85253 952-345-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Irvin R. Kessler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Deephaven, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 1 (this "Amendment No. 1") amends and supplements Schedule 13D originally filed on March 14, 2017 (the "Original 13D" and, together with this Amendment No. 1, this "Schedule 13D"), and relates to the common stock, par value $0.01 per share, of Silver Bay Realty Trust Corp., a Maryland corporation ("Silver Bay").  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D.  Where disclosure made in one Item in the Original 13D was incorporated by reference into another Item, the amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D.  Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original 13D.  This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 1.  Security and Issuer.
There has been no change to the information disclosed in Item 1 of the Original 13D.

Item 2.  Identity and Background.
There has been no change to the information disclosed in Item 2 of the Original 13D.

Item 3.  Source or Amount of Funds or Other Consideration.
There has been no change to the information disclosed in Item 3 of the Original 13D.

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 9, 2017 (the "Effective Date"), the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result, the Support Agreement was terminated on the Effective Date. As a result of the effectiveness of the Merger and the transactions contemplated by the Merger Agreement, Silver Bay merged with and into TAH Acquisition Holdings LLC, with TAH Acquisition Holdings LLC being the surviving entity. The Shares were cancelled pursuant to the Merger Agreement in exchange for a cash payment of $21.50 per Share.  As a result, as of the Effective Date, the Reporting Persons no longer beneficially own any Shares.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As described in Item 4 above, the Reporting Persons ceased to beneficially own any Shares.

(c)  Except as described in Item 4 above, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  May 9, 2017.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of the Original 13D.

Item 7.  Material to Be Filed as Exhibits.

There has been no change to the information disclosed in Item 7 of the Original 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2017

By:	/s/ Irvin R. Kessler
Name: Irvin R. Kessler

DEEPHAVEN, INC.

By:	/s/ Irvin R. Kessler
Name: Irvin R. Kessler
Title: Sole Director and Chief Executive Officer